UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement

Agricultural Bank of China

On September 29, 2024, Shandong Hongli Special Section Tube Company Limited (“Hongli Shandong”), a PRC entity which entered into a series of contractual arrangements with Shandong Xiangfeng Heavy Industry Co., Ltd. (“Hongli WOFE”), a wholly-owned subsidiary of Hongli Group Inc. (the “Company”), entered into a working capital loan agreement (the “September Loan Agreement”) with the Agricultural Bank of China for a loan in the amount of RMB 9,600,000 (approximately $ 1,321,004 USD), with an annual interest rate of the Loan Prime Rate (LPR) plus 0.55%, and a term of one year, maturing on September 28, 2025.

In connection with the September Loan Agreement, on September 29, 2024, the legal representative of Hongli Shandong entered into a Guarantee Agreement with Agricultural Bank of China, providing a personal guarantee to the Agricultural Bank of China for the repayment of Hongli Shandong’s obligations under the September Loan Agreement. In addition, certain real properties of Hongli Shandong are also serving as collaterals to this loan set forth in the September Loan Agreement in accordance with the maximum amount mortgage agreement by and between Agricultural Bank of China and Hongli Shandong dated September 22, 2023, effective from September 22, 2023 to September 21, 2028.

China Minsheng Bank Corp., Ltd.

On August 30, 2024, Hongli Shandong entered into a working capital loan agreement (the “August Loan Agreement”) with the China Minsheng Bank Corp., Ltd. (“Minsheng Bank”) for a loan in the amount of RMB 10,000,000 (approximately $ 1,376,046 USD), with an annual interest rate of 4%, and a term of one year, maturing on August 30, 2025.

In connection with the August Loan Agreement, on August 26, 2024, the legal representative of Hongli Shandong and his spouse entered into a guarantee agreement, providing personal guarantees to the Minsheng Bank for the repayment of Hongli Shandong’s obligations under the August Loan Agreement. Additionally, on August 26, 2024, Hongli Shandong entered into a maximum amount pledge agreement with Minsheng Bank, pledging its current and future accounts receivables from Huachai Leiwo Wisdom Agriculture Technology Co., Ltd. as collateral to the loan set forth in the August Loan Agreement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: November 8, 2024	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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